SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FORTIVE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number of Class of Securities)

Daniel B. Kim, Esq.

Vice President – Associate General Counsel and Secretary

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Greenberg, Esq.	Thomas E. Dunn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Cravath, Swaine & Moore LLP
Four Times Square	825 8th Ave
New York, New York 10036	New York, New York 10019
(212) 735-3000	(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,423,625,000 (1)	$177,241.31 (2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Altra Industrial Motion Corp., into which the shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) will be converted, as reported on the NASDAQ Global Market on August 21, 2018, which amount represents the aggregate value of the shares of common stock of Fortive Corporation to be acquired in the exchange offer described in Newco’s Registration Statement on Form S-4/S-1, which was filed on May 8, 2018 (Registration No. 333-224754), Amendment No. 1 to Newco’s Registration Statement on Form S-4/S-1, which was filed on June 21, 2018, Amendment No. 2 to Newco’s Registration Statement on Form S-4/S-1, which was filed on July 20, 2018, Amendment No. 3 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 10, 2018, and Amendment No. 4 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 27, 2018, and calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Newco Form S-4/S-1”), assuming the offer is fully subscribed.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Newco Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,330.69	Filing Party: Altra Industrial Motion Corp.
Form or Registration No.: Form S-4 (Registration No. 333-224750)	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Fortive Corporation (“Fortive”). This Schedule TO relates to the offer by Fortive to exchange all shares of common stock, par value $0.01 per share (“Newco common stock”), of Stevens Holding Company, Inc. (“Newco”) for shares of common stock, par value $0.01 per share (“Fortive common stock”), of Fortive that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Promptly following consummation of the Exchange Offer, a wholly-owned subsidiary of Altra Industrial Motion Corp. (“Altra”) named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company and a wholly-owned subsidiary of Altra (the “Merger”). In the Merger, each outstanding share of Newco common stock (except shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub) will be converted into the right to receive shares of common stock, par value $0.001 per share, of Altra (“Altra common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 28, 2018 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(i), (a)(ii) and (a)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Newco has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) (as amended, the “Registration Statement”) to register the shares of Newco common stock offered in exchange for shares of Fortive common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Altra has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of Altra common stock into which shares of Newco common stock will be converted in the Merger.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal, the Exchange and Transmittal Information Booklet and the Notice of Guaranteed Delivery for Fortive common stock, copies of which are attached hereto as Exhibits (a)(i), (a)(ii), (a)(iii) and (a)(vi), respectively, is hereby expressly incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 1. Summary Term Sheet.

Summary Term Sheet. The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Fortive Corporation. The principal executive offices of Fortive are located at 6920 Seaway Blvd, Everett, WA 98203. Its telephone number at such offices is (425) 446-5000.

(b) Securities. Shares of Fortive common stock, par value $0.01 per share, are the subject securities in the Exchange Offer. At August 20, 2018, 349,512,034 shares of Fortive common stock were outstanding. The information set forth in the sections of the Prospectus entitled “Comparison of Rights of Holders of Fortive Common Stock and Altra Common Stock—Authorized Capital Stock” and “The Exchange Offer—Terms of This Exchange Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus entitled “Summary Historical and Pro Forma Financial Data—Historical Common Stock Market Price and Dividend Data” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is Fortive Corporation. The principal executive offices of Fortive are located at 6920 Seaway Blvd, Everett, WA 98203. Its telephone number at such office is (425) 446-5000.

The address of each of the following directors and executive officers is c/o Fortive Corporation, 6920 Seaway Blvd, Everett, WA 98203, and each such person’s telephone number is (425) 446-5000: Feroz Dewan (Director), James A. Lico (Director, Chief Executive Officer and President), Kate D. Mitchell (Director), Mitchell P. Rales (Director), Steven M. Rales (Director), Israel Ruiz (Director), Alan G. Spoon (Director and Chairman of the Board), Chuck McLaughlin (Senior Vice President and Chief Financial Officer), Pat Byrne (Senior Vice President), Martin Gafinowitz (Senior Vice President), Barbara Hulit (Senior Vice President), Pat Murphy (Senior Vice President), Wes Pringle (Senior Vice President), Raj Ratnakar (Vice President – Strategic Development), Jon Schwarz (Vice President – Corporate Development), Peter Underwood (Senior Vice President and General Counsel), Stacey Walker (Senior Vice President – Human Resources) and Emily Weaver (Vice President and Chief Accounting Officer).

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing,” “Other Agreements,” “U.S. Federal Income Tax Consequences of the Transactions” and “Comparison of Rights of Holders of Fortive Common Stock and Altra Common Stock” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of Fortive common stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Fortive who is a holder of shares of Fortive common stock may participate in the Exchange Offer on the same terms and conditions as all other Fortive shareholders.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections entitled “Certain Relationships and Related Transactions,” “Director Compensation,” “Executive Compensation Tables,” “Equity Compensation Plan Information” and “Beneficial Ownership of Common Stock by Directors, Officers and Principal Shareholders” in Fortive’s Definitive Proxy Statement filed with the SEC on April 16, 2018 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Summary,” “The Transactions—Background of the Transactions”, “The Transactions—Altra’s Reasons for the Transactions” and “The Transactions—Fortive’s Reasons for the Transactions” is incorporated herein by reference.

(b) Use of Securities Acquired. Shares of Fortive common stock acquired in the Exchange Offer will be held as treasury stock. The information set forth in the section of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions—What will Fortive do with the shares of Fortive common stock that are tendered, and what is the impact of this Exchange Offer on Fortive’s share count?” is incorporated herein by reference.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Questions and Answers About This Exchange Offer and the Transactions,” “Summary,” “The Exchange Offer,” “The Merger Agreement,” “The Separation Agreement,” “Debt Financing,” “Other Agreements,” “Comparison of Rights of Holders of Fortive Common Stock and Altra Common Stock” and “Certain Relationships and Related Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “Debt Financing” and “The Separation Agreement” is incorporated herein by reference.

(b) Conditions. The information set forth in the sections of the Prospectus entitled “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “Debt Financing” and “The Separation Agreement” is incorporated herein by reference.

(c) Borrowed Funds. The information set forth in the section of the Prospectus entitled “Debt Financing” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus entitled “Security Ownership of Fortive Common Stock” is incorporated herein by reference.

(b) Securities Transactions. Based on the information available to Fortive as of August 28, 2018, other than with respect to Fortive employee benefit plans, the following table sets forth the transactions in Fortive common stock by directors and executive officers of Fortive in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Charles E. McLaughlin	July 13, 2018	Disposed of 727 shares of common stock	$77.22	Tax withholding upon vesting of Restricted Stock Units
Raj Ratnakar	July 13, 2018	Disposed of 929 shares of common stock	$77.22	Tax withholding upon vesting of Restricted Stock Units
Stacey A. Walker	July 13, 2018	Disposed of 295 shares of common stock	$77.22	Tax withholding upon vesting of Restricted Stock Units
Emily A. Weaver	July 13, 2018	Disposed of 291 shares of common stock	$77.22	Tax withholding upon vesting of Restricted Stock Units
James A. Lico	July 30, 2018	Disposed of 12,141 shares of common stock	$79.75	Tax withholding upon vesting of Restricted Stock Units
Charles E. McLaughlin	July 30, 2018	Disposed of 443 shares of common stock	$79.75	Tax withholding upon vesting of Restricted Stock Units
William W. Pringle	July 30, 2018	Disposed of 425 shares of common stock	$79.75	Tax withholding upon vesting of Restricted Stock Units
Raj Ratnakar	July 30, 2018	Disposed of 217 shares of common stock	$79.75	Tax withholding upon vesting of Restricted Stock Units
Stacey A. Walker	July 30, 2018	Disposed of 122 shares of common stock	$79.75	Tax withholding upon vesting of Restricted Stock Units
Barbara B. Hulit	August 1, 2018	Disposed of 15,000 shares of common stock	$82.29	Market sale
Charles E. McLaughlin	August 2, 2018	Disposed of 5,514 shares of common stock	$80.89	Market sale
Alan G. Spoon	August 2, 2018	Acquired 18,000 shares of common stock	$80.80	Market purchase
William W. Pringle	August 6, 2018	Disposed of 6,316 shares of common stock	$81.08	Market sale pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Acquired 1,853 shares of common stock	$25.52	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Acquired 2,690 shares of common stock	$32.78	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Acquired 2,590 shares of common stock	$38.18	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Acquired 4,326 shares of common stock	$43.10	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Acquired 14,502 shares of common stock	$42.55	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Raj Ratnakar	August 8, 2018	Disposed of 30,912 shares of common stock	$80.71	Market sale pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 483 shares of common stock	$24.59	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 1,049 shares of common stock	$24.93	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 1,548 shares of common stock	$32.78	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 1,942 shares of common stock	$38.18	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 5,802 shares of common stock	$40.12	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Acquired 2,164 shares of common stock	$43.10	Exercise of employee stock option pursuant to a 10b5-1 trading plan
Stacey A. Walker	August 8, 2018	Disposed of 16,420 shares of common stock	$80.71	Market sale pursuant to a 10b5-1 trading plan
William W. Pringle	August 15, 2018	Disposed of 440 shares of common stock	$79.38	Market sale pursuant to a 10b5-1 trading plan

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. None.

Item 10. Financial Statements.

(a) Financial Information. The audited financial statements of Fortive at December 31, 2017 and 2016 and for the three years ended December 31, 2017 are incorporated herein by reference to Fortive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The unaudited financial statements of Fortive at June 29, 2018 and for the six months ended June 29, 2018 are incorporated herein by reference to Fortive’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2018. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data” and “Selected Financial Statement Data” is incorporated herein by reference. The information in Exhibit 12.1 to Fortive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Fortive’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2018, is incorporated herein by reference. This document incorporates by reference important business and financial information about Fortive from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents from Fortive, without charge, upon written or oral request to Fortive’s information agent, D.F. King & Co. Inc., located at 48 Wall Street, 22nd floor, New York, NY 10005 or at telephone number (800) 515-4479 or at the email address ftv@dfking.com. In order to receive timely delivery of the documents, you must make your requests no later than September 19, 2018.

(b) Pro Forma Information. The information set forth in the sections of the Prospectus entitled “Summary Historical and Pro Forma Financial Data,” “Selected Financial Statement Data” and “Fortive Corporation’s Unaudited Pro Forma Consolidated Condensed Financial Statements” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(b) Other Material Information. None.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated August 28, 2018 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for shares of Fortive common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Form of Notice of Withdrawal of Fortive common stock (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus, dated August 28, 2018 (incorporated by reference to the Registration Statement)

(a)(5)(i)	Fortive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC on February 28, 2018 (incorporated herein by reference)

(a)(5)(ii)	Fortive’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2018, as filed with the SEC on July 26, 2018 (incorporated herein by reference)

(a)(5)(iii)	Fortive’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 16, 2018 (incorporated herein by reference)

(b)(i)	Amended and Restated Commitment Letter, dated as of March 28, 2018, by and among Newco and the Newco Commitment Parties (incorporated by reference to Exhibit 99.11 to the Registration Statement)

(b)(ii)	Amended and Restated Commitment Letter, dated as of March 28, 2018, by and among Altra Industrial Motion Corp. and the Altra Commitment Parties (incorporated by reference to Exhibit 99.12 to the Registration Statement)

(d)(i)	Agreement and Plan of Merger and Reorganization, dated as of March 7, 2018, by and among Fortive Corporation, Stevens Holding Company, Inc., Altra Industrial Motion Corp. and McHale Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Altra Industrial Motion Corp.’s Current Report on Form 8-K filed on March 9, 2018)

Exhibit No.	Description

(d)(ii)	Employee Matters Agreement, dated as of March 7, 2018, by and among Fortive Corporation, Altra Industrial Motion Corp. and Stevens Holding Company, Inc. (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(iii)	Form of Tax Matters Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(iv)	Form of Intellectual Property Cross-License Agreement (incorporated by reference to Exhibit 10.3 of the Registration Statement)

(d)(v)	Form of Transition Services Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(vi)	Separation and Distribution Agreement, dated as of March 7, 2018, by and among Fortive Corporation, Stevens Holding Company, Inc. and Altra Industrial Motion Corp. (incorporated by reference to Exhibit 10.1 to Altra Industrial Motion Corp.’s Current Report on Form 8-K filed on March 9, 2018)

(g)	None

(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name: Daniel B. Kim
Title: Vice President – Associate General Counsel and Secretary

Dated: August 28, 2018